SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____ 1_______)*


                           The Neptune Society, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.008 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   640776209
              -----------------------------------------------------
                                 (CUSIP Number)

                                 May 15, 2002
               -----------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of  5  pages

CUSIP No. 640776209                   13G                    Page 2 of 5 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES                 799,908         (1)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                  799,908         (1)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            799,908         (1)
------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          17.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                CO

--------------------------------------------------------------------------------
     *SEE  INSTRUCTIONS  BEFORE  FILLING OUT

          (1) Includes (i) 113,242 Shares of common stock owned directly by the Reporting Person, (ii) 20,000 shares underlying Warrants which are immediately exercisable, and (iii) 666,666 shares issuable upon conversion of a convertible debenture which is immediately convertible (although the debenture provides that until the occurence of certain events, in no event will the reporting person convert in one or more transactions which would cause the issuer to issue to the reporting person an aggregate number of shares that would exceed 8% of the outstanding shares after such conversion). Excludes (i) 6,425 shares owned by Rosalind Davidowitz, the wife of J. Morton Davis, the Chairman and sole shareholder of the Reporting Person, and (ii) shares beneficially owned by CapEx L.P. in which the Reporting Person is a less than 10% limited partner, as to all of which the Reporting Person disclaims beneficial ownership.

                                                        Page 3 of 5 Pages
Item 1.
         (a)   Name of Issuer:
               The Neptune Society, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               100 North First Street, #205
               S Burbank, CA  91502

Item 2.
         (a)   Name of Person Filing:

               D.H. Blair Investment Banking Corp.

         (b)   Address of Principal Business Office or, if None, Residence:

               44 Wall Street, 2nd Floor
               New York, NY  10005.

         (c)   Citizenship:

               New York

         (d)   Title of Class of Securities:
               Common Stock, $.008 par value ("shares").

         (e)   CUSIP#:
               640776209


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

            (j)   [ ]   Group, in accordance with Section 13d-1 (b) (1) (ii)
                        (j).

                                                        Page 4 of 5 Pages
Item 4.   Ownership:

          (a) Amount beneficially Owned: 799,908 shares (includes (i) 113,242 shares of common stock owned directly by Reporting Person, (ii) 20,000 shares underlying warrants which are immediately exercisable, and (iii) 666,666 shares issuable upon conversion of a convertible debenture which is immediately convertible (although the debenture provides that until the occurence of certain events, in no event will the reporting person convert into one or more transactions which would cause the issuer to issue to the reporting person an aggregate number of shares that would exceed 8% of the outstanding shares after such conversion).

          (b)   Percent of Class*:  17.4%

          (c)   Number of shares as to which Reporting Person has:

          (i)  Sole power to vote or to direct the vote:              799,908
         (ii)  Shared power to vote or to direct the vote:                  0
        (iii)  Sole power to dispose or to direct the disposition of: 799,908
         (iv)  Share power to dispose or to direct the disposition of:      0

          ---------------------

            * All percentages herein are based on 3,920,880 shares of Common Stock reported to be outstanding as of the close of business on May 15, 2002 by the Issuer in its capitalization table provided to Reporting Person.


Item 5.   Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

               Not  applicable


Item 8.    Identification and Classification of Members of the Group:

     The Reporting Person acquired the warrants and convertible debenture described in Item 4 above pursuant to a Debenture and Warrant Purchase Agreement dated as of November 24, 1999 (the "Purchase Agreement") entered into by the Reporting Person and the Issuer. CapEx, L.P., a limited partnership not affiliated with the Reporting Person ("CapEx"), also purchased warrants and debentures from the Issuer as a party to the Purchase Agreement. A copy of the Purchase Agreement was included as an exhibit to the Issuer's Form 10 registration statement, as filed with the Securities and Exchange Commission on or about October 4, 2000.


     The warrants and debentures owned by CapEx may currently be exercised or converted into 30,000 shares and 1,000,000 shares of the Issuer's common stock, respectively. The exercise of certain rights relating to the debentures and warrants held by CapEx and the Reporting Person are governed in certain respects by the Purchase Agreement. In addition, CapEx and the Reporting Person have granted to each other a right of first refusal and certain co-sale rights with respect to the warrants, debentures and shares issuable thereunder.


     The Reporting Person believes that it and CapEx are not acting as a group and should not be treated as a single person pursuant to Section 13(d) (3) of the Act.


Item 9.     Notice of Dissolution of Group:

              Not applicable.

                                                       Page 5 of 5 Pages

Item 10. Certification:

               By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.








                                                 /s/ J. Morton Davis
Dated:   May 15, 2002                  By:________________________________
         New York, New York                       J. Morton Davis







                                        D.H. Blair Investment Banking Corp.



                                                 /s/ J. Morton Davis
Dated:   May 15, 2002                  By:________________________________
         New York, New York                       J. Morton Davis
                                                  Chairman